UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 05, 2026

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 05 February 2026 entitled ‘Vodafone Q3 FY26 Trading Update’.

Vodafone Group Plc Q3 FY26 Trading Update 5 February 2026

Good Group performance, with growth in Europe and Africa
"We maintained good service revenue momentum in the third quarter across both Europe and Africa, supported by top-line growth in Germany, and strong contributions from Türkiye and Africa. After a fast start, we are making very good progress with the integration of our UK business.

Looking ahead, we are on track to deliver at the upper end of our guidance range for both profit and cash flow."

Margherita Della Valle
Group Chief Executive

Expecting to deliver at the upper end of FY26 financial guidance	€3.5 billion Share buybacks to-date	2.3% Adjusted EBITDAaL growth

-   Group total revenue: Increased by 6.5% to €10.5 billion in Q3 with strong service revenue growth, primarily supported by continued strong growth in Africa and the consolidation of Three UK and Telekom Romania assets, partially offset by foreign exchange movements.

-   Group service revenue: Grew by 7.3% in Q3 to €8.5 billion as higher revenue from the consolidation of Three UK and Telekom Romania assets were partially offset by foreign exchange movements. On an organic basis, service revenue increased 5.4% (Q2: 5.8%), with strong contributions from Türkiye and Africa.
       -     Germany: Continued service revenue growth of 0.7% (Q2: 0.5%), supported by higher wholesale revenue.

       -     UK: As expected, organic service revenue declined by 0.5% (Q2: 1.2%), reflecting the previously flagged prior year one-off project revenue in Business. The integration of VodafoneThree is progressing well and firmly on track.

       -     Other Europe & Türkiye: Organic service revenue in Other Europe grew by 1.2% (Q2: -0.5%), as growth in most markets was offset by competitive intensity in Portugal and Romania. Service revenue in Türkiye increased by 3.7% in euro terms1.

       -     Africa: Continued strong organic service revenue growth of 13.5% (Q2: 13.5%), with continued growth across all markets, including an acceleration in financial services.

       -     Business:Organic service revenue grew by 3.0% (Q2: 2.9%), driven by continued demand for digital services and strong growth in Türkiye and Africa, partially offset by a tougher prior year comparative in the UK.

-   Group Adjusted EBITDAaL: Increased by 2.3% on an organic basis to €2.8 billion, with phasing in line with our full year guidance expectations. On a year-to-date basis, Adjusted EBITDAaL increased by 5.3% on an organic basis to €8.5 billion.

-   Operating profit: Decreased by 52.7% to €0.5 billion in Q3 (see basis of preparation on page 7), due to M&A including the temporary non-cash accounting impacts of our Indian simplification activities.

-   Shareholder returns: €3.5 billion of share buybacks now complete (since May 2024). Our next €500 million tranche commences today.

-   FY26 guidance reiterated2: We continue to expect to deliver the upper end of our FY26 guidance ranges of Adjusted EBITDAaL of €11.3-11.6 billion and Adjusted free cash flow of €2.4-2.6 billion.

-   Progressive dividend policy: Reflecting our medium-term outlook for Adjusted free cash flow growth, in November 2025 we announced that we expect to grow the FY26 dividend per share by 2.5%.

Note:
1Excluding the impact of hyperinflationary accounting adjustments
2FY26 UK merger impact on a 10-month basis of €0.3 billion Adjusted EBITDAaL and -€0.2 billion Adjusted free cash flow

For more information, please contact:
Investor Relations:	vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contacts	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679
A webcast Q&A session will be held at 10:00 GMT on 5 February 2026. The webcast and supporting information can be accessed at vodafone.com

Segment performance

Geographic performance summary

Service revenue	Other revenue	Total revenue
Q3 FY26	Q3 FY25	Q3 FY26	Q3 FY25	Q3 FY26	Q3 FY25
€m	€m	€m	€m	€m	€m
Germany	2,726	2,706	366	384	3,092	3,090
UK	1,975	1,507	466	358	2,441	1,865
Other Europe1	1,243	1,201	266	235	1,509	1,436
Türkiye	671	776	152	187	823	963
Africa	1,738	1,607	470	465	2,208	2,072
Common Functions	183	165	245	268	428	433
Eliminations	(30)	(33)	(19)	(15)	(49)	(48)
Group	8,506	7,929	1,946	1,882	10,452	9,811

Service revenue growth	FY25	FY26
Q1	Q2	H1	Q3	Q4	H2	Total	Q1	Q2	H1	Q3
%	%	%	%	%	%	%	%	%	%	%
Germany	(1.5)	(6.2)	(3.9)	(6.4)	(6.0)	(6.2)	(5.0)	(3.2)	0.5	(1.4)	0.7
UK	2.0	2.9	2.4	7.6	5.7	6.7	4.5	15.2	38.0	26.7	31.1
Other Europe1	1.6	2.1	1.9	2.2	1.1	1.7	1.8	0.3	0.1	0.2	3.5
Türkiye	54.7	18.8	33.2	97.5	15.2	50.4	42.3	22.1	18.7	20.3	(13.5)
Africa	1.6	0.3	0.9	4.1	8.8	6.4	3.7	7.3	8.4	7.9	8.2
Group	3.2	0.2	1.7	5.6	2.3	4.0	2.8	5.3	10.8	8.1	7.3

Organic service revenue growth 2	FY25	FY26
Q1	Q2	H1	Q3	Q4	H2	Total	Q1	Q2	H1	Q3
%	%	%	%	%	%	%	%	%	%	%
Germany	(1.5)	(6.2)	(3.9)	(6.4)	(6.0)	(6.2)	(5.0)	(3.2)	0.5	(1.4)	0.7
UK	-	1.2	0.6	3.3	3.1	3.2	1.9	0.9	1.2	1.1	(0.5)
Other Europe1	2.3	2.6	2.5	2.6	0.8	1.7	2.1	0.2	(0.5)	(0.1)	1.2
Türkiye	91.9	89.1	90.3	83.4	73.2	78.1	83.4	63.8	48.4	55.6	38.5
Africa	10.0	9.7	9.9	11.6	13.5	12.6	11.3	13.8	13.5	13.7	13.5
Group	5.4	4.2	4.8	5.2	5.4	5.3	5.1	5.5	5.8	5.7	5.4

Group profitability	FY25	FY26
Q1	Q2	H1	Q3	Q4	H2	Total	Q1	Q2	H1	Q3
Operating profit/(loss) (€m)	1,545	837	2,382	1,022	(3,815)	(2,793)	(411)	1,015	1,147	2,162	483
Adjusted EBITDAaL (€m)2	2,681	2,730	5,411	2,828	2,693	5,521	10,932	2,748	2,980	5,728	2,816
Adjusted EBITDAaL margin %2	29.7	29.5	29.6	28.8	28.8	28.8	29.2	29.3	29.1	29.2	26.9
Organic Adjusted EBITDAaL growth %2	5.1	2.5	3.8	2.2	0.3	1.3	2.5	4.9	8.7	6.8	2.3

Notes:
1.Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.

2.Non-GAAP measure. See page 8 for more information.

Germany⫶Continued service revenue growth

32% of Group service revenue	Q3 FY26	Q3 FY25	Reported	Organic
	€m	€m	change %	change %1
Total revenue	3,092	3,090	0.1
- Service revenue	2,726	2,706	0.7	0.7
- Other revenue	366	384

Note:

1. Non-GAAP measure. See page 8 for more information.

Growth
Total revenue increased by 0.1% to €3.1 billion as service revenue growth was offset by lower equipment revenue. Service revenue increased by 0.7% (Q2: 0.5%) due to higher wholesale revenue and strong demand for digital services in Business, partially offset by mobile ARPU pressure due to competitive intensity. The sequential improvement in growth in the quarter was driven by higher mobile wholesale revenue, which was partially offset by the phasing of service provider payments.
Mobile service revenue grew by 2.8% in Q3 (Q2: 3.8%) as higher wholesale revenue was partially offset by continued ARPU pressure, and the phasing of service provider payments. By the end of the quarter, we had successfully completed the migration of 1&1 customers onto our network. We now have more than 12 million 1&1 customers using our nationwide 5G network and expect the revenue contribution to reach full run-rate in Q4 FY26.
Fixed service revenue decreased by 1.1% in Q3 (Q2: -2.3%), as TV headwinds were partially offset by strong demand for digital services in Business. Consumer broadband revenue has now stabilised supported by the retail pricing actions that we implemented between March 2025 and October 2025. As a result of these actions, broadband ARPU from new customers in the quarter was the highest in 3 years (+21.0% year-on-year). In January 2026, we announced additional changes to our broadband portfolio which are expected to further support ARPU trends.
Vodafone Business service revenue declined by 1.8% in Q3 (Q2: -1.6%), as lower mobile ARPU from customer contract renewals and pressure in core connectivity services were partially offset by strong digital services demand. In December 2025, we completed the acquisition of Skaylink, a cloud, digital transformation and security specialist. The acquisition will support the acceleration of our growth in key areas, such as professional and managed services, cloud and security in Germany and across Europe.

Customers
Despite continued competitive intensity in the mobile market, our Consumer contract customer base increased by 42,000 (Q2: 1,000) in the quarter. Growth in our total mobile contract customer base included 31,000 Business disconnections. We connected a further 2.6 million IoT devices, driven by good demand from the automotive sector.
Our broadband customer base declined by 63,000 during the quarter (Q2: -26,000), including a 47,000 decline
(Q2: -15,000) in customers on our gigabit capable network. The greater decline was primarily due to our focus on value as we continue to drive ARPU improvements for new customers. We continue to be the largest provider of fixed line gigabit connectivity in Germany, as we market gigabit speeds to almost 75% of German homes with 5 million fibre households beyond our own cable footprint of 25 million households. Our OXG joint venture's buildout is continuing to progress with 460,000 homes passed and we are now able to market to 1.5 million homes.
Our TV customer base declined by 6,000 (Q2: 62,000). The structural decline in demand for standalone linear TV services was partially offset by our strategy to bundle basic TV with our broadband services.

Value-focused actions
We continue to focus on delivering value across our mobile and broadband products through our enhanced propositions. In broadband, higher ARPU from new customers was delivered through our price actions which included reduced promotions and an increase in one-time connection and in-home equipment fees. This will be further supported by 'more-for-more' speed upgrades launched in January 2026. In mobile, our Vodafone branded customer base continued to increase, driven by our enhanced product propositions and the continued growth in our customer satisfaction quarter-after-quarter, underpinned by our value-focused strategy.

UK⫶ Good progress in line with expectations

23% of Group service revenue	Q3 FY26	Q3 FY25	Reported	Organic
	€m	€m	change %	change %1
Total revenue	2,441	1,865	30.9
- Service revenue	1,975	1,507	31.1	(0.5)
- Other revenue	466	358
Note:
     1.Non-GAAP measure. See page 8 for more information.

Growth

Total revenue increased by 30.9% to €2.4 billion due to the consolidation of Three UK's financial results following the completion of the merger on 31 May 2025. Service revenue increased by 31.1% (Q2: 38.0%). As expected, organic service revenue declined 0.5% (Q2: 1.2%), reflecting strong prior year comparatives offsetting continued good commercial momentum in both Consumer and Wholesale.
Mobile service revenue increased by 42.8% (Q2: 51.6%), and, as anticipated, organic growth in mobile service revenue was -1.8% (Q2: 0.4%), primarily due to a strong comparative in both Business and Wholesale in the prior year.
Fixed service revenue declined by 0.2% (Q2: 1.8%) and organic growth in fixed service revenue was 4.8% (Q2: 4.3%) with strong growth in Consumer broadband, partially offset by a decline in Business due to the continued impact of planned managed services contract terminations.
Vodafone Business service revenue declined by 4.3% (Q2: 1.5%). On an organic basis, Vodafone Business service revenue decreased by 5.4% (Q2: -1.7%). The step down in the quarter was due to the previously flagged one-off project revenue in the prior year.

Customers

In mobile, our contract customer base declined by 73,000 in the quarter, primarily driven by the disconnection of 53,000 very low-value Business SIMs. Three UK Consumer customer losses continued but, customer loyalty continued to improve across all brands, supported by our best-in-class customer experience, with Consumer contract churn reducing 1.7 percentage points year-on-year. Our prepaid brands, VOXI and SMARTY, continued to grow with 38,000 customer additions in Q3.
In fixed, we are the fastest growing broadband provider in the UK and our customer base increased by 64,000 in Q3. We now have the ability to serve 22 million households with gigabit speeds. In the quarter, we added 11,000 fixed wireless access (FWA) customers, reported under the mobile segment.

VodafoneThree Integration

On 31 May 2025, we completed the merger of Vodafone UK and Three UK. Full details of the transaction can be found here: Completion of Vodafone and Three merger in the UK.

VodafoneThree is now the biggest mobile network operator in the UK with over 28 million customers, with a multi-brand mobile strategy in Consumer through the Vodafone, Three, VOXI, SMARTY and Talkmobile brands. In November 2025, we launched our 'Vodafone Together Family' proposition which enables households to combine mobile and broadband services and rewards, alongside 'Vodafone Secure Net', our market leading security platform.

We have made a fast start with our merger integration including significant network improvements as part of our promise to deliver a best-in-class experience. Our spectrum and network sharing activation is ahead of plan, with 28.6 million Vodafone and Three customers already benefiting from seamlessly using both networks and we have upgraded over 8,000 radio sites, removing a total of 16,500 km2 of 'not spot' areas. Seven million Three and SMARTY customers are benefiting from improved 4G speeds of up to 40%, through sharing of combined spectrum.

Other Europe1⫶ Reacceleration supported by Business growth

15% of Group service revenue	Q3 FY26	Q3 FY25	Reported	Organic
	€m	€m	change %	change %2
Total revenue	1,509	1,436	5.1
- Service revenue	1,243	1,201	3.5	1.2
- Other revenue	266	235
Notes:
1.Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
2.Non-GAAP measure. See page 8 for more information.

Growth

Total revenue increased 5.1% to €1.5 billion due to the consolidation of Telekom Romania Mobile Communications S.A's financial results following the completion of the asset acquisition on 1 October 2025. Service revenue increased by 3.5% (Q2: 0.1%) and organic growth in service revenue was 1.2% (Q2: -0.5%) as growth in Albania, Czech Republic, Ireland and Greece was partially offset by continued ARPU pressure in Portugal and higher competitive intensity in Romania. The improved performance in Q3 compared with Q2 was primarily driven by Business revenue.
In Portugal, service revenue declined in the quarter as a result of competitive intensity in the market, which continued to impact mobile ARPU. Despite this, both our mobile contract and broadband customer base continued to grow. In Ireland, service revenue growth was supported by a higher customer base and price actions across mobile and fixed.
Vodafone Business service revenue increased by 3.0% (Q2: -1.0%) in Q3, with organic growth of 4.7% (Q2: -1.4%) mainly driven by project delivery in Greece and Romania, as well as demand for digital services.

Customers

We added 80,000 mobile contract customers and 4,000 broadband customers across our six markets in Q3. This was despite the net loss of 70,000 mobile contract customers on the newly acquired Telekom Romania brand in Romania.

Portfolio

On 1 October 2025, we completed the acquisition of assets of Telekom Romania Mobile Communications S.A for €30 million, strengthening our position in the market. The integration is fully underway and we are migrating the contract customer base.

Türkiye⫶ Continued strong organic growth despite inflation moderating

8% of Group service revenue	Q3 FY26	Q3 FY25	Reported	Organic
	€m	€m	change %	change %1,2
Total revenue	823	963	(14.5)
- Service revenue	671	776	(13.5)	38.5
- Other revenue	152	187
Notes:
1.Non-GAAP measure. See page 8 for more information.
2.Türkiye was designated as a hyperinflationary economy on 1 April 2022 in line with IAS 29 'Financial Reporting in Hyperinflationary Economies'. Organic growth metrics exclude the impacts of the hyperinflation adjustment and foreign exchange translation.

Growth
Total revenue declined by 14.5% to €0.8 billion, with service revenue growth offset by depreciation of the local currency. Organic service revenue increased by 38.5% (Q2: 48.4%). As reported under IAS 29, service revenue growth in euro terms declined by 13.5% (Q2: 18.7%). Excluding the impact of hyperinflationary accounting adjustments, service revenue increased by 3.7% in euro terms (Q2: 14.8%), driven by ongoing price actions, value accretive base management and strong growth in Business.
Vodafone Business service revenue increased by 54.8% (Q2: 59.8%) on an organic basis, supported by demand for digital services and core connectivity.

Customers

We added 212,000 mobile contract customers during the quarter, including migrations of prepaid customers.

5G Spectrum

On 16 October 2025, Vodafone Türkiye successfully acquired a total of 100 MHz of spectrum in the country's 5G auction, for US$627 million (€539 million). Payments will be phased equally over three financial years. Vodafone Türkiye will launch 5G services during 2026. We also renewed all of our existing spectrum holdings, which were due to expire in 2029, until 2042.

Africa⫶ Continued growth across all markets

20% of Group service revenue	Q3 FY26	Q3 FY25	Reported	Organic
	€m	€m	change %	change %1
Total revenue	2,208	2,072	6.6
- Service revenue	1,738	1,607	8.2	13.5
- Other revenue	470	465
Notes:
1.Non-GAAP measure. See page 8 for more information.
2.Based on the Euro to Kenyan shilling exchange rate at announcement date (4 December 2025) of €1 : 150.5 KES.

Growth

Total revenue increased by 6.6% to €2.2 billion as higher service revenue was partly offset by the depreciation of local currencies. Service revenue increased by 8.2% (Q2: 8.4%) and organic service revenue growth was 13.5% (Q2: 13.5%), with growth across all Vodacom markets.
In South Africa, service revenue increased as good growth in Business was partially offset by a strong prior year comparative in the mobile prepaid segment. Financial services growth accelerated in the quarter with organic growth of 8.4% (Q2: 6.9%), supported by demand for insurance products.

Service revenue growth in Egypt remained well above inflation during the quarter due to sustained customer base growth and strong data demand. This was partially offset by the anniversary of price increases implemented in the prior year following increased regulatory price floors. Our financial services product, 'Vodafone Cash' continued to grow at a strong rate with revenue increasing by 60.0% on an organic basis to €47 million in Q3, now representing 9.9% of Egypt's service revenue.

In Vodacom's international markets, there was a continued improvement in trends in Mozambique and an acceleration in the DRC. Service revenue growth in international markets was supported by an acceleration in M-Pesa revenue and strong demand for data. M-Pesa revenue grew by 24.6% on an organic basis to €133 million and now represents 30.2% of service revenue.

Vodacom Business service revenue grew by 6.9% (Q2: 5.8%) and organic growth in Vodacom Business service revenue was 12.3% (Q2: 10.8%), supported by strong demand for mobile connectivity and digital services, in particular IoT.

Customers

In South Africa, we gained 471,000 mobile customers in the quarter and now have a mobile customer base of over 49 million. Across our active customer base, 73.6% of our mobile customers now use data services.

In Egypt, we added 130,000 mobile contract customers and 959,000 mobile prepaid customers, supported by our market-leading NPS, and we now have a total of 55.2 million mobile customers. 'Vodafone Cash' reached 13.5 million active users, with 0.9 million users added during the quarter.

In Vodacom's international markets, we added 2.0 million mobile customers in Q3, and our mobile customer base is now 65.7 million, with 66.3% of active customers using our data services. Our M-Pesa customer base now totals 28.4 million active users, with 1.2 million users added during the quarter.

Portfolio

In November 2025, the Communications Authority of South Africa, ICASA, approved Vodacom's proposed fibre joint venture with Maziv Proprietary Limited and the transaction closed on 1 December 2025. This transaction increases the scale of the country's leading open access fibre platform and strengthens our fixed growth prospects in South Africa.

In December 2025, we announced that Vodacom Group Limited had agreed to acquire an effective 20% of the issued share capital in Safaricom Plc, Kenya's leading telecoms operator (the "Acquisition"). Vodacom will acquire 15% from the Government of Kenya for a cash consideration of €1.36 billion2 and 5% from Vodafone for a cash consideration of €0.45 billion2. Following completion of the Acquisition, Safaricom will be owned by Vodacom (55%), the Government of Kenya (20%) and public investors (25%). Safaricom will be consolidated by both Vodacom and Vodafone.

The Acquisition provides both Vodafone and Vodacom with an opportunity to gain controlling ownership of one of Africa's most successful telecoms and financial services businesses. Completion of the Acquisition is subject to a number of conditions, including, but not limited to, regulatory approvals in Kenya, South Africa and Ethiopia. The Acquisition is expected to close in the first quarter of the 2026 calendar year.

Notes to the Q3 FY26 Trading update

Basis of preparation

Adjusted EBITDAaL and Operating profit has been extracted from the Group's unaudited consolidated financial statements for the nine months ended 31 December 2025.

These financial statements, insofar as they are applicable to the calculation of Adjusted EBITDAaL and Operating profit, include all adjustments necessary for a fair statement of Adjusted EBITDAaL and Operating profit for the periods presented and apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group's consolidated financial statements for the year ended 31 March 2025, which were prepared in accordance with UK-adopted International Accounting Standards ('IAS'), with International Financial Reporting Standards ('IFRS') as issued by the IASB and with the requirements of the UK Companies Act 2006, except no impairment assessment in accordance with IAS 36 "Impairment of Assets" or IAS 28 "Investments in Associates and Joint Ventures" has been conducted at 31 December 2025.

The preparation of the unaudited consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the period. Actual results could vary from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revisions affect only that period or in the period of the revision and future periods if the revision affects both current and future periods. The purchase price allocations for the acquisitions of Three UK on 31 May 2025, and of a non-controlling interest in Maziv Proprietary Limited ('Maziv') on 1 December 2025, remain provisional.

Merger of Vodafone UK and Three UK

On 31 May 2025, the Group and CK Hutchison Group Telecom Holdings Limited ('CKHGT'), a wholly owned subsidiary of CK Hutchison Holdings Limited ('Hutchison'), transferred their UK telecommunication businesses, respectively Vodafone UK and Three UK, into VodafoneThree Holdings Limited ('VTHL'). Following completion, VTHL is a subsidiary of the Group, in which the Group owns 51% of the issued share capital and CKHGT indirectly owns 49%. The Group is consolidating VodafoneThree into its financial results from 1 June 2025.

Acquisition of a non-controlling interest in Maziv

On 1 December 2025, the Group acquired a 30% stake in the issued share capital of Maziv in exchange for certain Vodacom fibre assets, and cash. The Group has included its share of results from this date within 'Share of results of equity accounted associates and joint ventures'.

Critical accounting judgements and estimates

The Group's critical accounting judgements and estimates are disclosed in the Group's Annual Report for the year ended 31 March 2025.

Judgements relating to impairment testing

Oak Holdings 1 GmBH, a 50% owned Joint Venture of the Group, retains a 37.6% interest in Infrastrutture Wireless Italiane S.p.A. ('Inwit'). During the three months ended 31 December 2025, the Inwit share price declined significantly. The implications of this decline in share price will be reflected in impairment testing to be performed by Oak Holdings 1 GmBH, the results of which will be reported as part of our FY26 financial results in May.

Non-GAAP measures
In the discussion of the Group's reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. This additional information presented is not uniformly defined by all companies including those in the Group's industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The non-GAAP measures discussed in this document are listed below.

Non-GAAP measure	Defined on page	Closest equivalent GAAP measure	Reconciled on page
Performance metrics
Organic revenue growth	Page 8	Revenue	Pages 9 and 10
Organic service revenue growth	Page 8	Service revenue	Pages 9 and 10
Organic mobile service revenue growth	Page 8	Service revenue	Pages 9 and 10
Organic fixed service revenue growth	Page 8	Service revenue	Pages 9 and 10
Organic Vodafone Business service revenue growth	Page 8	Service revenue	Pages 9 and 10
South Africa: Financial services organic revenue growth	Page 8	Service revenue	Pages 9 and 10
Vodacom International: M-Pesa organic revenue growth	Page 8	Service revenue	Pages 9 and 10
Egypt: Financial services (Vodafone Cash) organic revenue growth	Page 8	Service revenue	Pages 9 and 10
Group Adjusted EBITDAaL	Page 11	Operating profit	Page 11
Organic Group Adjusted EBITDAaL growth	Pages 8 and 11	Operating profit	Page 11
Organic Group Adjusted EBITDAaL margin growth	Pages 8 and 11	Operating profit	Page 11

Performance metrics
Organic growth
Organic growth presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustment in Türkiye and other adjustments to improve the comparability of results between periods.

Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons: (i) It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance; (ii) It is used for internal performance analysis; and (iii) It facilitates comparability of underlying growth with other companies (although the term 'organic' is not a defined term under GAAP and may not, therefore, be comparable with similarly-titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Service revenue growth in Türkiye excluding the impact of the hyperinflationary adjustment
This growth metric presents performance in Türkiye excluding hyperinflationary adjustment recorded in the Group's consolidated financial statements in accordance with IAS 29 'Financial Reporting in Hyperinflationary Economies'.

Non-GAAP measures
Quarter ended 31 December 2025
	Q3 FY26	Q3 FY25	Reported growth	M&A and Other	Foreign exchange	Organic growth
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,726	2,706	0.7	-	-	0.7
Mobile service revenue	1,295	1,259	2.8	-	-	2.8
Fixed service revenue	1,431	1,447	(1.1)	-	-	(1.1)
UK	1,975	1,507	31.1	(38.4)	6.8	(0.5)
Mobile service revenue	1,565	1,096	42.8	(52.1)	7.5	(1.8)
Fixed service revenue	410	411	(0.2)	-	5.0	4.8
Other Europe	1,243	1,201	3.5	(1.6)	(0.7)	1.2
Türkiye1	671	776	(13.5)	4.8	47.2	38.5
Africa	1,738	1,607	8.2	-	5.3	13.5
Common Functions	183	165
Eliminations	(30)	(33)
Total service revenue	8,506	7,929	7.3	(7.8)	5.9	5.4
Other revenue	1,946	1,882
Revenue	10,452	9,811	6.5	(9.5)	6.0	3.0

Other growth metrics
Vodafone Business - Service revenue	2,054	2,051	0.1	(1.1)	4.0	3.0
Germany - Vodafone Business service revenue	583	594	(1.8)	-	-	(1.8)
UK - Vodafone Business service revenue	536	560	(4.3)	(6.1)	5.0	(5.4)
Other Europe - Vodafone Business service revenue	407	395	3.0	2.6	(0.9)	4.7
Türkiye - Vodafone Business service revenue	111	115	(3.5)	5.1	53.2	54.8
Africa - Vodacom Business service revenue	309	289	6.9	-	5.4	12.3
South Africa - Financial services revenue	48	46	4.3	-	4.1	8.4
Vodacom International M-Pesa revenue	133	113	17.7	-	6.9	24.6
Egypt - Financial services revenue (Vodafone Cash)	47	30	56.7	-	3.3	60.0
Note:
1.Reported service revenue growth in Türkiye of -13.5% includes -17.2pps in relation to the application of IAS 29 'Financial Reporting in Hyperinflationary Economies'.  Growth in Türkiye excluding the impact of this hyperinflationary adjustment was 3.7%.

Non-GAAP measures
Quarter ended 30 September 2025
	Q2 FY26	Q2 FY25	Reported growth	M&A and Other	Foreign exchange	Organic growth
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,737	2,722	0.5	-	-	0.5
Mobile service revenue	1,315	1,266	3.8	-	-	3.8
Fixed service revenue	1,422	1,456	(2.3)	-	-	(2.3)
UK	2,018	1,462	38.0	(40.3)	3.5	1.2
Mobile service revenue	1,612	1,063	51.6	(55.1)	3.9	0.4
Fixed service revenue	406	399	1.8	-	2.5	4.3
Other Europe	1,231	1,230	0.1	-	(0.6)	(0.5)
Türkiye1	698	588	18.7	1.4	28.3	48.4
Africa	1,628	1,502	8.4	-	5.1	13.5
Common Functions	196	176
Eliminations	(39)	(36)
Total service revenue	8,469	7,644	10.8	(8.1)	3.1	5.8
Other revenue	1,755	1,596
Revenue	10,224	9,240	10.6	(9.2)	3.2	4.6

Other growth metrics
Vodafone Business - Service revenue	2,027	1,979	2.4	(1.7)	2.2	2.9
Germany - Vodafone Business service revenue	589	598	(1.6)	-	-	(1.6)
UK - Vodafone Business service revenue	540	532	1.5	(5.9)	2.7	(1.7)
Other Europe - Vodafone Business service revenue	385	389	(1.0)	-	(0.4)	(1.4)
Türkiye - Vodafone Business service revenue	109	85	28.2	1.5	30.1	59.8
Africa - Vodacom Business service revenue	292	276	5.8	-	5.0	10.8
South Africa - Financial services revenue	45	44	2.3	-	4.6	6.9
Vodacom International - M-Pesa revenue	121	101	19.8	-	2.8	22.6
Egypt - Financial services revenue (Vodafone Cash)	36	27	33.3	-	9.7	43.0
Note:
1.Reported service revenue growth in Türkiye of 18.7% includes 3.9pps in relation to the application of IAS 29 'Financial Reporting in Hyperinflationary Economies'.  Growth in Türkiye excluding the impact of this hyperinflationary adjustment was 14.8%.

Non-GAAP measures
Non-GAAP measure	Purpose	Definition
Adjusted EBITDAaL
Adjusted EBITDAaL is used in conjunction with financial measures such as operating profit to assess our operating performance and profitability. It is a key external metric used by the investor community to assess performance of our operations.
It is our segment performance measure in accordance with IFRS 8 (Operating Segments).

Adjusted EBITDAaL is operating profit after depreciation on lease-related right of use assets and interest on lease liabilities but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses/reversals, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Adjusted EBITDAaL margin		Adjusted EBITDAaL margin is Adjusted EBITDAaL divided by Revenue.

The tables below provide the reconciliations of: (i) Group Adjusted EBITDAaL to Group Operating profit which is the closest equivalent GAAP measure; (ii) Reported growth in Group Adjusted EBITDAaL to organic growth in Group Adjusted EBITDAaL; and (iii) Reported growth in the Group Adjusted EBITDAaL margin and the organic growth in the Group Adjusted EBITDAaL margin.

	Q3 FY26	Q3 FY25	Reported growth	M&A and Other	Foreign exchange	Organic growth
	€m	€m	%	pps	pps	%
Group Adjusted EBITDAaL	2,816	2,828	(0.4)	(2.6)	5.3	2.3
Restructuring costs	(143)	(40)
Interest on lease liabilities	158	127
Profit/(loss) on disposal of property, plant and equipment and intangible assets	13	(4)
Depreciation and amortisation of owned assets	(2,206)	(2,018)
Share of results of equity accounted associates and joint ventures	(30)	(26)
Other (expense)/income	(125)	155
Group Operating profit1	483	1,022

Percentage point change in Adjusted EBITDAaL margin	26.9	28.8	(1.9)	1.8	(0.1)	(0.2)

	YTD FY26 €m	YTD FY25 €m	Reported growth %	M&A and Other pps	Foreign exchange pps	Organic growth %
Group Adjusted EBITDAaL	8,544	8,239	3.7	(2.3)	3.9	5.3
Restructuring costs	(329)	(98)
Interest on lease liabilities	450	347
Profit/(loss) on disposal of property, plant and equipment and intangible assets	168	(16)
Depreciation and amortisation of owned assets	(6,301)	(5,690)
Share of results of equity accounted associates and joint ventures	152	(66)
Other (expense)/income	(39)	688
Group Operating profit1	2,645	3,404

Percentage point change in Adjusted EBITDAaL margin	28.4	29.3	(0.9)	1.2	-	0.3
Note:
1.See page 7 for information on the basis of preparation.

Definitions

Key terms are defined below. See page 8 for the location of definitions for non-GAAP measures.

Term	Definition
Africa	Comprises the Vodacom Group.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Common Functions	Comprises central teams and business functions.
Depreciation and amortisation
 The accounting charge that allocates the cost of tangible or intangible assets, whether owned or leased, to the income statement over its useful   life. The measure includes the profit or loss on disposal of property, plant and equipment, software and leased assets.

Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.
Europe	Comprises the Group's European businesses and the UK.
Fixed service revenue	Service revenue (see below) relating to the provision of fixed line and carrier services.
GAAP	Generally Accepted Accounting Principles.
IFRS	International Financial Reporting Standards.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Internet of Things ('IoT')
 The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards,   that enable these objects to collect data and exchange communications with one another or a database.

MDU	Multi Dwelling Units.
Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.
NPS	Net Promoter Score.
Other Europe	Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
Other revenue	Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure.
Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.
Revenue	The total of Service revenue (see below) and Other revenue (see above).
Roaming	Roaming allows customers to make calls, send and receive texts and data on our and other operators' mobile networks, usually while travelling abroad.
Service revenue
 Service revenue is all revenue related to the provision of ongoing services to the Group's consumer and enterprise customers, together with   roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming   calls.

Vodafone Business
 Vodafone Business supports organisations in a digital world. With Vodafone's expertise in connectivity, our leading IoT platform and our   global scale, we deliver the results that organisations need to progress and thrive. We support businesses of all sizes and sectors.

Notes

1. References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and everyone.connected are trademarks owned by Vodafone. Other product and company names mentioned herein may be the trademarks of their respective owners.
2. All growth rates reflect a comparison to the quarter ended 31 December 2024 unless otherwise stated.
3. References to "Q1", "Q2", "Q3" and "Q4" are to the three months ended 30 June, 30 September, 31 December and 31 March. References to the "year", "financial year" or "FY26" are to the financial year ending 31 March 2026. References to "last year", "last financial year" or "FY25" are to the financial year ended 31 March 2025. References to "YTD" are to the nine months ended 31 December.
4. Vodacom refers to the Group's interest in Vodacom Group Limited ('Vodacom') as well as its operations, including subsidiaries in South Africa, Egypt, DRC, Tanzania, Mozambique and Lesotho.
5. This document contains references to our and our affiliates' websites. Information on any website is not incorporated into this update and should not be considered part of this update.

Forward-looking statements and other matters

This document contains 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and businesses and certain of the Group's plans and objectives. In particular, such forward-looking statements include, but are not limited to, statements with respect to: the Group's portfolio transformation plan; expectations regarding the Group's financial condition or results of operations and the guidance for Adjusted EBITDAaL and Adjusted free cash flow for the financial year ending 31 March 2026; the integration of Skaylink, Telekom Romania and VodafoneThree; the acquisition of Safaricom; expectations for the Group's future performance generally; expectations for the Group's dividend policy; the Group's share buyback programme; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses; the impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes; certain of the Group's plans and objectives, including the Group's strategy.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as 'will', 'may', 'expects', 'believes', 'continue', 'plans', 'further', 'ongoing', 'progress', 'targets' or 'could'. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to the following: general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; increased competition; levels of investment in network capacity and the Group's ability to deploy new technologies, products and services, including artificial intelligence;the Group's ability to optimise its portfolio in line with its business transformation plan;evolving cyber threats to the Group's services and confidential data; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group's ability to generate and grow revenue; slower than expected impact of new or existing products, services or technologies on the Group's future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group's ability to extend and expand its spectrum resources, to support ongoing growth in customer demand for mobile data services; the Group's ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains, shortages and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group's telecommunications, data centres, networks, IT systems or data protection systems; the Group's ability to realise expected benefits from acquisitions, partnerships, joint ventures, associates, franchises, brand licences, platform sharing or other arrangements with third parties, including the combination of Vodafone's UK business with Three UK, the mobile network sharing agreement with Virgin Media O2 and the Group's strategic partnerships with Microsoft and Google; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group's ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group's assets, or restructuring charges incurred as a result of an acquisition or disposal; developments in the Group's financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group's ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry; and changes in statutory tax rates and profit mix.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found in the summary of our principal risks in the Group's Annual Report for the year ended 31 March 2025 and under "Risk factors" and "Forward-looking statements and other matters" in the Vodafone Group Plc H1 results for the six months ended 30 September 2025. The Annual Report can be found on the Vodafone Group's website (vodafone.com/investors). All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Vodafone Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2026

-End-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: February 05, 2026	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary
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